Exhibit 17.1

Resignation Letter of Bernard Puckett

Bernard Puckett

March 20, 2026

Attention: Board of Directors

Brand Engagement Network, Inc.

300 Delaware Ave, Suite 210

Wilmington, DE 19801

Dear Members of the Board:

I hereby notify the Board of Directors of Brand Engagement Network, Inc. (the “Company”) that, following the conclusion of my two-year term on the Board of Directors, I will step down as Chairman of the Board and resign as a member of the Board of Directors, effective March 31, 2026.

My decision reflects the completion of my term and the natural transition of Board leadership.

My departure is not the result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

It has been a privilege to serve the Company, and I appreciate the opportunity to work alongside the Board and management team.

Sincerely,

/s/ Bernard Puckett
Bernard Puckett

Date: March 20, 2026